US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report October 2, 2003

Commission file number _____2-97210-NY_____

CVD EQUIPMENT CORPORATION
(Exact name of small business issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

11-2621692
(IRS Employer Identification Number)

1860 SMITHTOWN AVENUE, RONKONKOMA, NY 11779
(Address of principal executive offices)

631-981-7081
(Issuers Telephone Number)
_____

APPOINTMENT OF DIRECTOR

On September 23, 2003, CVD Equipment Corporation appointed Bruce T. Swan as director. Mr. Swan has extensive banking, export and international credit experience. Mr. Swan has held the position of Deputy Manager at Brown Brothers Harriman and Co., Assistant Treasurer at Standard Brands Incorporated, Assistant Treasurer at Monsanto Corporation, VP and Treasurer at AM International Inc., President and Founder of Export Acceptance Company. Mr. Swan is currently an adjunct faculty member of New York University's Stern School of Business Administration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 2nd day of October, 2003.

CVD EQUIPMENT CORPORATION

By: /s/ Leonard A. Rosenbaum
    Leonard A. Rosenbaum
    President, Chief Executive Officer and Director

By: /s/ Sharon Canese
    Sharon Canese
    Chief Financial Officer and Secretary